Exhibit (a)(5)(xiii)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE CNX GAS CORPORATION	)	CONSOLIDATED
SHAREHOLDERS LITIGATION	)	C.A. No. 5377-VCL

VERIFIED CONSOLIDATED CLASS ACTION COMPLAINT

Plaintiffs, by their undersigned attorneys, for their verified consolidated class action complaint against defendants, allege upon personal knowledge with respect to themselves, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action on behalf of the public shareholders of CNX Gas Corporation (“CNX Gas” or the “Company”) against CNX Gas, its Board of Directors (the “Board” or “Individual Defendants”), and its largest and controlling shareholder, CONSOL Energy, Inc. (“CONSOL”) to enjoin a proposed transaction announced on March 21, 2010 pursuant to which CNX Gas will be acquired by CONSOL (the “Proposed Transaction”). The Proposed Transaction will be in the form of a cash tender offer to acquire the remaining shares of CNX Gas that CONSOL does not already own, approximately 16.7% of the Company, at a price of $38.25 per share (the “Tender Offer”).

2. Also on March 21, 2010, CONSOL announced that it and T. Rowe Price Associates, Inc. (“T. Rowe Price”), which controls approximately 9.5 million shares of CNX Gas stock (6.3%), executed an agreement whereby CONSOL would purchase all of T. Rowe Price’s shares of CNX Gas, commencing on May 5, 2010 (the “Tender Agreement”).

3. As detailed herein, T. Rowe Price is also CONSOL’s third largest shareholder, owning approximately 11,809,600 shares (6.51%) of CONSOL stock – a stake that exceeds $520,000,000 as of May 3, 2010. As set forth below, the Tender Agreement assures that CONSOL will control approximately 89.6% of the Company prior to commencement of the Tender Offer and virtually guarantees that the Tender Offer will succeed.

4. CONSOL seeks to acquire the remainder of the Company’s shares via the Tender Offer, followed by a short-form merger, pursuant to Section 253 of the Delaware General Corporate Law (“DGCL”), completed shortly thereafter.

5. On April 28, 2010, the Tender Offer component of the Proposed Transaction commenced, with CONSOL filing a Tender Offer Statement pursuant to Schedule TO together with a Rule 13E-3 Transaction Statement (collectively, the “Schedule TO”). According to the Schedule TO, the Tender Offer is scheduled to expire at 5:00 p.m. EST on May 26, 2010, unless it is extended. The Schedule TO makes it plain that the Proposed Transaction is both coercive and designed to cash-out plaintiffs and the other minority shareholders of the Company through an unfair process and at an unfair price to the benefit of CONSOL and its shareholders.

6. The Proposed Transaction is not conditioned on CNX Gas Board approval or the approval of the one-person CNX Gas “special committee” the Company established on April 15, 2010 (the “Special Committee”). As described herein, the Special Committee is so comprised because the Company’s other board members are also members of the board of CONSOL and/or CONSOL senior executive officers. In fact, as discussed herein, the Special Committee is window-dressing on an otherwise unfair transaction. As disclosed in the Schedule TO, CONSOL has “not negotiated the terms of this offer or the subsequent merger with CNX Gas, its board of directors or the special committee of its board and we do not intend to do so.” Although the one-person member of the Special Committee — defendant John R. Pipski (“Pipski”) — requested the other Individual Defendants to expand the CNX Gas Board and add member(s) to the Special Committee, the Individual Defendants refused to do so. The Individual Defendants also refused the Special Committee’s request for full bargaining authority until May 10, 2010, the very last day before the Special Committee was required, under rules promulgated by the United States Securities and Exchange Commission (“SEC”) to make a recommendation to CNX Gas’ shareholders regarding the Tender Offer. Despite this, defendant Pipski continued and continues to serve as the Special Committee for the price of a $150,000 fee — an amount equal to his annual fee as serving as a director.

7. On May 11, 2010, CNX publicly filed a Schedule 14D-9 with the SEC (“14D-9”). In the 14D-9, the Special Committee stated that it:

is not recommending to shareholders that they tender, or refrain from tendering, their shares in the offer. Although the Special Committee has received the opinion of Lazard that the offer price technically is fair from a financial point of view, the Special Committee is remaining neutral and cannot recommend that the Company’s shareholders tender due to its concerns about the process by which CONSOL determined the offer price and the Special Committee’s view that CONSOL was unwilling to negotiate the offer price with the Special Committee, among the other potentially negative factors described below. (Emphasis added).

The Special Committee has publicly disclosed in the 14D-9, however, that CONSOL “may offer a higher price” if the Tender Offer is not successful.

8. On May 14, 2010, CONSOL filed an amended Schedule TO after receiving a comment letter from the SEC regarding the disclosures in the Schedule TO. Among the additional disclosures CONSOL made was that the Tender Offer was more financially advantageous to it than possible alternative transactions:

the offer and merger are more favorable to CONSOL stockholders than the potential value that could be expected to be generated from the alternatives of maintaining CNX Gas’ status as a partially publicly-held independent company and pursuing the current strategic plan or divesting itself of all or a part of its interest in CNX Gas, because the offer and the merger are expected to generate greater financial returns to CONSOL than such other alternatives.

9. The amended Schedule TO also disclosed several alternatives to the Tender Offer, none of which were more financially advantageous to CONSOL than the Tender Offer:

Alternative means to acquire all of the shares of CNX Gas common stock not owned by CONSOL potentially might have included open market purchases from the existing holders, a negotiated agreement with the board of directors of CNX Gas to enter into a merger, or an exchange offer in which the holders of shares of CNX Gas common stock would be offered shares of CONSOL common stock. Each of these alternatives was expected to ultimately be more expensive to CONSOL than the offer and the merger, or to take longer to accomplish than the offer and the merger, and therefore to be less desirable to CONSOL. In addition, the alternative of maintaining CNX Gas’ status as a public company was considered to be less desirable due to the increased administrative costs associated with maintaining two separate public reporting companies, and the increased difficulty it would create in integrating the business acquired by CONSOL from Dominion Resources. (Emphasis added).

10. In addition, CONSOL disclosed in the amended Schedule TO that it informed the Special Committee’s advisors that:

alternatives to farm-out the Dominion Transaction assets to CNX Gas or to enter into a management contract to operate the Dominion Transaction assets were to be considered only in the event the offer was not successful, that no models or projections had been completed by CONSOL regarding such alternatives and CONSOL management did not have a view whether any such alternatives would affect the financial projections of CNX Gas.

11. As discussed in detail herein, the Special Committee has practically abandoned plaintiffs and members of the putative class essentially telling them that it is “every investor for himself.” The 14D-9 states that the Special Committee:

urges each shareholder to make its own investment decision regarding the offer based on all available information, in light of the shareholder’s own investment objectives, the shareholder’s views on the Company’s financial prospects, the factors considered by the Special Committee (described below), and any other factors the shareholder considers relevant to its investment decision.

12. The disclosures contained in the 14D-9, along with other aspects of the Proposed Transaction, show that the Tender Offer is unfairly coercive and designed to force plaintiffs and members of the putative class to tender their shares at an unfair price. For instance, and as discussed below, the Tender Offer is subject to a “minimum condition” requiring the tender of at least a majority of the shares not also owned by CONSOL, CNX Gas, or any of their affiliates including directors and officers. According to the amended Schedule TO, as of May 13, 2010, there are approximately 151,069,930 shares of CNX Gas outstanding. The amended Schedule TO states that CONSOL, its officers and directors, and the officers and directors of CNX Gas own 126,057,300 shares of CNX Gas. Thus, according to the amended Schedule TO, the minimum condition will be met if 12,506,316 of the shares tender — one share more than half of the outstanding shares of CNX Gas not owned by CONSOL and related parties.

13. The minimum condition, however, is illusory and in no way renders the Tender Offer non-coercive because the majority calculation for purposes of whether the Tender Offer satisfies the minimum condition requirement includes the 9,474,116 shares beneficially owned by T. Rowe Price that are subject to the Tender Agreement. Although, according to the Schedule TO, 2,642,000 of those shares are in discretionary accounts. Nonetheless, according to David Giroux (“Giroux”), a T. Rowe Price Vice-President and Portfolio Manager, investors have never, in his experience, chosen not to follow T. Rowe Price’s investment decision on a vote. Because the Tender Offer’s minimum condition includes T. Rowe Price’s shares, there is no true majority of the minority tender condition. Since T. Rowe Price has already agreed under the Tender Agreement requiring it to tender the shares it beneficially owns the minimum condition will be met if only 3,006,316 shares tender, representing approximately a mere 2% of the outstanding shares of CNX Gas or just 12% of the total number of unaffiliated shareholders 5,254,493 shares. Thus, rather than requiring the tender of the majority of the minority unaffiliated shares, the minimum condition will be satisfied by the tender of a minority of the minority.

14. In the 14D-9, the Special Committee confirms the unfairness of the minimum condition and the participation of T. Rowe Price. The Special Committee listed the Tender Agreement as one of the “Negative Factors” regarding the Tender in the 14D-9:

The Tender Agreement with T. Rowe Price. The Tender Agreement with T. Rowe Price increases the certainty of the offer being successful and, as a result, reduces the likelihood of any increase in the offer price by reducing the negotiation leverage of the “majority of the minority” condition. The Special Committee considered that T. Rowe Price’s interests may not be the same as the other minority shareholders due to the fact that T. Rowe Price beneficially owned 6.51% of the outstanding common stock of CONSOL. In addition, the offer price was determined through relatively short negotiations with T. Rowe Price without the input from any other minority shareholders or the Special Committee.

15. According to the Schedule TO, T. Rowe Price owns more shares of CONSOL and has a larger financial interest in CONSOL than it does of CNX Gas. As explained further herein, consistent with that bias, although the Schedule TO indicates that T. Rowe Price discussed valuations as high as $50 per share, and insisted that its “bottom line price” to tender its shares was $40.00 per share, it nonetheless agreed to accept $38.25 following “a discussion” of CONSOL’s largely contemporaneous acquisition of the gas exploration, development and production activities (“E & P”) business of Dominion Resources, Inc. (the “Dominion Transaction”). Moreover, there appears to have been no real price negotiations. T. Rowe Price representatives, unidentified in the Schedule TO, agreed to the $38.25 price during a meeting held on March 19, 2010, with defendant J. Brett Harvey, the CEO of both CONSOL and CNX Gas and Chairman of CNX Gas. T. Rowe Price also invested in debt instruments and equity CONSOL issued in connection with the Dominion Transaction. Additionally, T. Rowe Price agreed to the $38.25 price without assessing its financial fairness to the other non-affiliated shareholders.

16. Indeed, T. Rowe Price has a very substantial vested interest in the future financial success of CONSOL. In an e-mail T. Rowe Price sent to CONSOL’s Chief Operating Officer (“COO”) after the two companies had agreed on the $38.25 price in the Tender Agreement, T. Rowe Price said:

Now that you guys have all the M/A and funding behind you, CNX can focus on running the business after 2 weeks on the road . . . . I just wanted to reach out to you and let you know that MCG, who was/is your largest shareholder in CXG and CNX at T. Rowe Price, is still very positive on the management and value creation potential of a CNX investment going forward. MCG was the majority of $42.50 order in the deal. It is interesting to note that another large portfolio manager is very interested in owning CNX and he might be another 3 million shares at some point (limit on the deal was $42). MCG would also be interested in rounding up our increased position size further at the right price. I realize there was a lot of emotions surrounding the CNX buy-in of CXG from numerous parties at our firm and your company. At this point it is water over the dam and the key point is making sure CNX continues to be a successful company going forward. MCG remains a large supporter of you, your management team and the CNX strategy. I hope CNX remains comfortable with T. Rowe Price as a very large shareholder. Thanks again for all your hope and we look forward to speaking with you going forward to talk about the next chapter of CNX’s growth! (Emphasis added)

17. Because it controls CNX Gas, SEC Rule 13E-3 requires CONSOL to make certain disclosures, and among other things, express its belief regarding the fairness of the Tender Offer to the CNX Gas shareholders. As described below, however, the Schedule TO contains material omissions of fact in violation CONSOL’s duty of disclosure as a majority controlling shareholder of CNX Gas seeking shareholder action.

18. For example, in the section of the Schedule TO titled, “The Position of CONSOL Regarding the Fairness of the Offer and the Merger,” CONSOL Energy claims that “offer and the merger a both financially and procedurally fair” to CNX Gas shareholders because, among other reasons: “CONSOL believes that the CNX Gas stockholders who are not affiliates of CONSOL, including T. Rowe Price, are capable of evaluating the fairness of the offer and the merger, and the minimum condition provides meaningful procedural protections for CONSOL’s unaffiliated stockholders because if the minimum condition is not satisfied, CONSOL will not be able to consummate the offer or the merger.”

19. The Schedule TO, however, does not mention the obvious bias of T. Rowe Price and how its ownership of a greater stake in CONSOL should have disqualified the shares subject to the Tender Agreement from counting in the Tender Offer minimum condition calculation. This failure of disclosure is even more egregious because CONSOL itself discloses in the Schedule TO that it “considered negatively in its considerations concerning the fairness of the terms of the offer and the merger” the following factor, among others: “[w]ith respect to the offer price, CONSOL’s financial interest in acquiring the shares for a low price is adverse to the financial interest CNX Gas’ other stockholders in selling their shares for a high price.”

20. Similarly, the disclosures in the 14D-9 contain material omissions and reinforce the coercive nature of the Tender Offer. The disclosures in the 14D-9 are particularly important (and coercive) because the Special Committee has not recommended that the plaintiffs and members of the putative class tender their shares. At the same time, however, the Special Committee has disclosed that its financial advisor, Lazard Ltd. (“Lazard”) has opined that the transaction is fair.

21. Adding to the confusion is the Special Committee’s disclosure in the 14D-9 that “[a]fter discussion with its advisors, the Special Committee determined that it could recommend in favor of an offer price of $41.20, which was above the high end of the ranges of value indicated by Lazard’s financial analyses. The Special Committee instructed representatives of Skadden Arps [the Special Committee’s counsel] to contact Wachtell Lipton [counsel for CONSOL] and inform them that the Special Committee could not recommend the offer at an offer price of $38.25, but believed it could recommend the offer at an offer price of $41.20.” According to an amendment of the 14D-9 filed with the SEC on May 13, 2010, CONSOL informed the Special Committee that “the senior management of CONSOL decided that they would not be making a recommendation to the CONSOL board of directors to increase the offer price.”

22. The coercive nature of the Tender Offer is also evident from the language included in the Schedule TO designed to threaten plaintiffs and the putative class in the event that they do not tender their shares. Under the heading “Possible Actions by CONSOL with Regard to CNX Gas if the Offer is Not Completed,” CONSOL states in the Schedule TO that “[i]f the offer is not completed, CONSOL will re-evaluate its options with respect to the shares of CNX Gas common stock not owned by it. In particular, CONSOL may consider commencing a tender offer for the shares of CNX Gas common stock it does not already own on the same or different terms, including with a different offer price, different consideration, or different conditions, proposing a merger on terms other than those described herein, purchasing or selling additional CNX Gas shares in the open market, in privately negotiated transactions, in another tender offer or exchange offer or otherwise, or taking no further action with respect to CNX Gas common stock. If CONSOL were to pursue any of these alternatives, it might take considerably longer for the public stockholders of CNX Gas to receive any consideration for their shares of CNX Gas common stock (other than through sales in the open market) than if they had tendered their shares in the offer. Any such transaction may result in proceeds per share to the public stockholders of CNX Gas that are more or less than or the same as the offer price.” (Emphasis added). CONSOL also states in the Schedule TO that if it completes the Tender Offer but does not complete the second-step merger, CNX Gas shares could become illiquid, CNX Gas might not qualify for public exchange listing, CNX Gas shares could become deregistered under the Federal Exchange Act, and CNX Gas may lose their qualification for use as margin securities.

23. As described below, in agreeing to the Proposed Transaction, the Individual Defendants (composed of four directors, three of which are CONSOL representatives), breached their fiduciary duties to plaintiffs and the Class. Furthermore, defendant CONSOL knowingly aided and abetted the Individual Defendants’ breaches of fiduciary duty and violated its own fiduciary duties as a controlling and majority shareholder of CNX Gas. Plaintiffs seek to enjoin the Proposed Transaction or, alternatively, rescind the Proposed Transaction in the event defendants are able to consummate it.

THE PARTIES

24. Plaintiffs James R. Gummel, Ira Gaines, and Harold L. Hurwitz are, and have been continuously throughout all times relevant hereto, the owners of CNX Gas common stock.

25. Defendant CNX Gas is a Delaware Corporation and maintains its principal place of business at CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania, 15317. According to its website, the Company is an independent natural gas exploration, development, production, and gathering company operating in the Appalachian and Illinois Basins of the United States. In particular, the Company is a leading producer of coal bed methane (CBM). Its production in 2008 was 76.6 billion cubic feet (Bcf), making CNX Gas one of the largest gas producers in the Appalachian Basin. The Company’s common stock is traded on the New York Stock Exchange under the ticker “CXG.”

26. Defendant Philip W. Baxter (“Baxter”) has been a CNX Gas director since June 2005 and previously served as the Company’s Chairman of the Board from June 2005 through January 2009. In addition, Baxter served as director of CONSOL (as well as Chairman of its Audit Committee and a member of its Finance Committee) from August 1999 until August 2005, and rejoined the CONSOL Board of Directors in January 2009. He currently serves on CONSOL’s Audit and Finance Committees. Furthermore, according to the Company’s Annual Proxy filed with the SEC on March 23, 2009 on Form DEF 14A (the “2009 Proxy”), Baxter is also a member of the Company’s Audit Committee.

27. Defendant Raj K. Gupta has been a CNX Gas director since June 2005 and has been a CONSOL director since February 2004. Gupta serves as a member of CONSOL’s Audit Committee, and according to the 2009 Proxy, he is also a member of the Company’s Audit Committee.

28. Defendant Harvey has been a CNX Gas director since June 2005 and was named Chairman of the Board and Chief Executive Officer (“CEO”) of the Company in January 2009. In addition, Harvey has been a CONSOL director and its President and CEO since January 1998. Harvey runs both CONSOL and CNX Gas and admittedly is the driving force behind CONSOL’s decision to acquire the Company as part of his plan to transform CONSOL from a coal company to a diversified energy company.

29. Defendant Pipski has been a CNX Gas director since August 2005. According to the 2009 Proxy, Pipski is Chairman of the Company’s Audit Committee. Pipski is a former partner with Ernst & Young LLP (“E & Y”) which currently serves as the outside auditor for both CONSOL and CNX. When employed at E & Y, Pipski served as its tax partner on the CONSOL account.

30. Defendant CONSOL is a Delaware Corporation and maintains its principal executive offices at CNX Center, 1000 CONSOL Energy Drive, Canonsburg, Pennsylvania, 15317. According to its website, CONSOL is the largest producer of high-Btu bituminous coal in the United States and a leader in the production of coalbed methane gas. CNX Gas was established by CONSOL on June 30, 2005. CONSOL contributed its gas assets to CNX effective August 8, 2005, and retained an 81.5% ownership interest in the Company. Currently CONSOL owns 125,800,067 shares (83.32%) of CNX Gas’ outstanding common stock. In addition to being CNX Gas’ largest shareholder, CONSOL controls the Company’s Board. Indeed, all but one of the four CNX Gas Directors is a CONSOL director, and the Company’s Chairman and CEO is also the President and CEO of CONSOL. CONSOL elects each of the four members of the CNX Gas Board.

31. The defendants identified in ¶¶ 26-29 are collectively referred to herein as the “Individual Defendants.” By reason of their positions as officers and/or directors of the

Company, the Individual Defendants are in a fiduciary relationship with plaintiffs and the other public shareholders of CNX Gas, and owe plaintiffs and CNX Gas’ other shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.

32. Each of the Individual Defendants at all times had the power to control and direct CNX Gas to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiffs and all CNX Gas shareholders.

33. Each of the Individual Defendants owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiffs and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

CLASS ACTION ALLEGATIONS

34. Plaintiffs bring this action on their own behalves and as a class action, pursuant to Court of Chancery Rule 23, on behalf of themselves and the public shareholders of CNX Gas (the “Class”). Excluded from the Class are defendants herein, T. Rowe Price, and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant or T. Rowe Price. This action is properly maintainable as a class action.

35. The Class is so numerous that joinder of all members is impracticable. According to information contained in the amended Schedule TO, there are approximately 15,512,630 outstanding shares of CNX Gas common stock outstanding, held by scores, if not hundreds, of individuals and entities scattered throughout the country excluding the shares beneficially owned by CONSOL, its officers and directors, the officers and directors of CNX Gas, the other defendants and T. Rowe Price.

36. Questions of law and fact are common to the Class, including, among others:

a. Whether defendants have breached their fiduciary duties owed to plaintiffs and the Class; and

b. Whether defendants will irreparably harm plaintiffs and the other members of the Class if defendants’ conduct complained of herein continues.

37. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class and plaintiffs have the same interests as the other members of the Class. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

38. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

39. Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

40. CNX Gas was established on June 30, 2005, and CONSOL contributed its gas assets to CNX Gas effective August 8, 2005. CONSOL then retained an 81.5% ownership interest in the Company. In creating CNX Gas, CONSOL caused CNX Gas to enter into a master separation agreement to govern future operations (the “Master Separation Agreement”). According to the Schedule TO, the two companies are also parties to a “master cooperation and safety agreement,” a “tax sharing agreement,” and a “services agreement.” The 14D-9 specifies that “the Master Separation Agreement, the Master Cooperation and Safety Agreement, the Tax Sharing Agreement and Services Agreement” were not negotiated at arms-length and provides various preferential rights to CONSOL as a result.”

41. According to the Schedule TO, as part of the Master Separation Agreement, CONSOL and some of its affiliates contributed to CNX Gas assets formerly used in CONSOL’s gas operations and other assets including coal bed methane and conventional oil and gas rights located in Pennsylvania, Virginia, northern West Virginia and Tennessee. In addition, according to the Schedule TO, CONSOL caused CNX Gas to enter into a master lease from CONSOL “substantially all other coal bed methane and conventional oil and gas rights that CONSOL and its majority-owned subsidiaries hold in the United States.” Further, according to the Master Separation Agreement, among other things, CNX Gas and CONSOL have reciprocal rights to indemnify each other and the Individual Defendants in this case arising out of other things, for “CONSOL’s future assets, businesses, and operations.”

A.	CONSOL’s Prior Attempt to Acquire CNX Gas

42. CONSOL previously attempted to purchase CNX Gas but T. Rowe Price stymied the attempt. Specifically, on January 28, 2008, the CONSOL Board authorized an exchange offer to acquire all of the outstanding shares of CNX Gas common stock that CONSOL did not already own, at an exchange ratio of 0.4425 shares of CONSOL common stock for each share of CNX Gas common stock. The proposed consideration represented an equivalent purchase price of approximately $33.70 per share based on the closing price of CONSOL’s common stock on January 28, 2008, the last trading day prior to the day on which CONSOL publicly announced its intention to undertake the exchange offer.

43. CONSOL formed a special committee in connection with the exchange offer. The special committee included two members, defendant Pipski and former director Phillip Baxter. The special committee did not complete its work because, as described below, CONSOL withdrew the exchange offer.

44. Following the public announcement of the exchange offer, several CNX Gas stockholders, including T. Rowe Price, stated they were unwilling to tender their shares into the exchange offer unless the consideration was increased.

45. As a result of T. Rowe Price’s unwillingness to exchange its shares and other uncertainties in the market, on March 25, 2008, the CONSOL Board abandoned the proposed exchange offer. CONSOL, however, continued to secure its hold on the Company during the ensuing months.

B.	The Management Reorganization

46. Effective January 16, 2009, CONSOL and CNX Gas enacted certain changes to the managerial structure of both companies (the “Management Reorganization”). The purpose of the Management Reorganization reportedly was to improve the performance and profitability of both CONSOL and CNX Gas, as well as to increase efficiency and reduce costs across all business areas by creating a more unified organizational structure that would have functional, operational, and financial responsibility for all coal, gas, and related assets, while still recognizing the status of CNX Gas as a separate public company with stockholders in addition to CONSOL.

47. As result of the Management Reorganization, the CNX Gas Board was reduced from eight members to five members and in April 2009, was reduced to four by the resignation of James E. Altmeyer, Jr. In addition, CNX Gas dissolved its compensation, finance, and nominating and corporate governance committees, relying on the “controlled company” exemption under the New York Stock Exchange listing standards. The CNX Gas Bylaws were also amended to reflect these changes.

48. The effect of this Management Reorganization was to give CONSOL even greater influence and control over CNX Gas and left the Company with a sole “independent” director, Defendant Pipski.

C.	CONSOL and T. Rowe Price Reopen Negotiations

The Opening Exchange

49. At a March 9, 2010, investment conference that representatives of both CONSOL and T. Rowe Price attended, John Wakeman (“Wakeman”) and Brian Berghuis — two senior T. Rowe Price executives who managed a T. Rowe Price fund holding substantial amounts of CONSOL shares — met with Nick DeIuliis, CONSOL’s COO (and the COO of CNX Gas) in his capacity as a CONSOL executive. According to the Schedule TO, the parties discussed “the business of CONSOL.” According to the Schedule TO, during this meeting and “during a general discussion of the business of CONSOL and its plans for CNX Gas, the possibility was raised of CONSOL acquiring all of the shares of CNX Gas common stock held by T. Rowe.” The Schedule TO further stated that:

T. Rowe’s representatives expressed a desire to develop a process and timeframe for discussions to determine whether an agreement could be reached in that regard. T. Rowe’s representatives also indicated that they thought a price in the mid-$40 per share range could be acceptable to T. Rowe, with some form of price protection as they were assuming that the consideration would be comprised in whole or in part of CONSOL common stock.

50. During the meeting, according to the Schedule TO, Mr. DeIuliis told representatives of T. Rowe Price that “he personally thought a price of up to $40 per share might be acceptable, with CONSOL common stock as the consideration and without any price protection. He therefore suggested that the T. Rowe representatives contact the Chief Executive Officer of CONSOL to discuss the matter further.” Immediately following the meeting, T. Rowe

Price put both CONSOL and CNX Gas on its “restricted list” meaning that it could not buy or sell the shares thereby putting its equity positions at risk. At the time, T. Rowe Price owned approximately a billion dollars worth of CONSOL and CNX Gas equity and debt under restriction.

51. Subsequently, in a facsimile from Mr. Wakeman to Mr. DeIuliis sent on March 11, 2010, Mr. Wakeman stated that he believed a CONSOL buyout of CNX Gas would benefit CONSOL observing: “I have to give Brett [Harvey] credit as I know see the strategy which is actually pretty smart.” In that facsimile, Mr. Wakeman told Mr. DeIuliis, among other things, that CONSOL’s “management team A/K/A [CNX Gas’s] management has done a nice job of working down growth expectations for [CNX Gas] in 2010-2012 so [CNX Gas’s] #’s are too low on the production side.” The document also observed that “[g]iven the low expectations for [CNX Gas], your new growth strategy for [CNX Gas] is not in street models for post 2011. As you ramp up production here starting in the 2H-2010 and into 2010-12 this is upside to the [CONSOL] story” – meaning that CNX Gas had “some exciting acreage in a basin called the Marcellus” which could serve to “aggressively” increase gas production. That observation quickly came to fruition as on March 22, 2010, defendant Harvey announced through a CNX Gas press release that “[o]ur latest Marcellus Shale well is achieving record company results.”

D.	The Dominion Transaction

52. While the discussions with T. Rowe Price were ongoing, on March 15, 2010, CONSOL announced that it had entered into an agreement with Dominion Resources, Inc. to acquire certain oil and gas exploration and production assets of Dominion in the Appalachian basin for approximately $3.475 billion in cash.

53. According to the Schedule TO, the CONSOL Board first considered whether to offer the Dominion Transaction to CNX Gas pursuant to CNX Gas’ right of first refusal to participate in proposed transactions to be entered into by CONSOL involving natural gas assets within the United States. According to the Schedule TO, CONSOL rejected this because CNX purportedly “lacked the financial resources and access to the capital markets to complete the Dominion Transaction upon the terms required by Dominion, including with respect to timing and certainty of financing. The CONSOL Board further noted that CNX Gas would be unable to raise the necessary capital through the issuance and sale of equity, due to CONSOL’s right to veto any issuances of CNX Gas capital stock that would result in CONSOL owning less than 80% of any class of CNX Gas’ capital stock, and CONSOL’s unwillingness to permit such issuances.” Pipski, as the sole member of the CNX Gas board who is not also a member of the CONSOL board too, did not learn about the Dominion Transaction until March 15, 2010. CONSOL did not approach Pipski to ask him if CNX Gas could exercise a right of first refusal over the assets acquired in the Dominion Transaction under the Master Separation Agreement or the potential for CNX Gas to take the assets and develop them.

54. Apparently, the Dominion Transaction was the catalyst for the Proposed Transaction. The Schedule TO recites that “in connection with their consideration of the Dominion Transaction,” the CONSOL Board considered how to combine CNX Gas’ operations and the assets that would be acquired in the Dominion Transaction. According to the Schedule TO, the options considered were as follows:

a farm-out of the Dominion assets to CNX Gas, contracting with CNX Gas for the operation of the Dominion assets, or the acquisition by CONSOL of all of the outstanding shares of CNX Gas common stock that CONSOL did not then own. The CONSOL Board concluded that the choice among such options required further consideration. Therefore, in the March 15, 2010 press release announcing the Dominion Transaction, CONSOL stated that it was ‘evaluating a range of structural alternatives to facilitate the operation and development of the acquired assets including, among other things, consideration of the acquisition by CONSOL of the shares of CNX Gas common stock that it does not already own.

55. Following the public announcement of the Dominion Transaction, on March 16, 2010, T. Rowe Price contacted CONSOL to continue their discussion regarding the purchase of its shares in CNX Gas and the just announced Dominion Transaction.

56. On March 19, 2010, representatives of T. Rowe Price, including Giroux, met with representatives of CONSOL including defendant Harvey. According to defendant Harvey, the meeting lasted for no more than four hours. According to the Schedule TO, T. Rowe Price, stated at the meeting that it “believed an appropriate price would be between $42 and $50 per share.”

57. Despite voicing this position, and stating that its bottom line price was $40.00 per share, T. Rowe Price hastily agreed at the March 19, 2010 meeting, bidding against its own $40.00 bottom line, to a $38.25 per share all cash offer. According to the Schedule TO, T. Rowe Price agreed to the much lower $38.25 per share price after discussing the Dominion Transaction with Harvey and CONSOL’s General Counsel. According to Harvey, T. Rowe Price indicated at the meeting that it preferred an all-cash transaction as opposed to a stock transaction. Pipski has testified that he was sure that T. Rowe Price “[wasn’t] considering the other minority shareholders” in agreeing to tender their stock at $38.25.

58. On March 21, 2010, CONSOL issued a press release wherein it announced it has entered into the Tender Agreement. Under the Tender Agreement with T. Rowe Price, CONSOL agreed, subject to certain conditions, to commence a tender offer by May 5, 2010 to acquire all of the shares of CNX Gas it did not already own for $38.25 per share, in cash, and T. Rowe Price agreed to tender its CNX Gas common stock that its investment advisory clients own in the tender offer.

E.	The “Special Committee”

59. Despite publicly announcing on March 21, 2010, that it would commence the Tender Offer on or before May 5, 2010, the Individual Defendants waited until April 15, 2010 to actually form the Special Committee. According to the Schedule TO, the CFO of CONSOL and CNX Gas, William Lyons, told Pipski that the CNX Gas board “might wish to consider forming a special committee consisting of defendant Pipski . . . .” Mr. Lyons had invited Pipski to join the CNX Gas board and the two of them have known each other for years as they worked at E & Y together.

60. According to the Schedule TO, on April 9, 2010, Pipski met with defendant Harvey and told him that CNX Gas should form the Special Committee and asked that the board add new independent member(s) and increase the size of the Special Committee. According to the 14D-9, in a letter to the Individual Defendants that day, Pipski stated, in relevant part that:

I also request that immediately and prior to the commencement of any tender offer, the Nominating Committee of the CNX Gas board of directors conduct a search process for additional qualified directors who are independent from CONSOL and would be considered “independent directors” under the New York Stock Exchange listing standards; the CNX Gas board of directors expand the size of the board as appropriate; and CONSOL, as the controlling stockholder of CNX Gas, elect independent director nominees recommended by the Nominating Committee, so that they may be considered for membership in the Special Committee.

61. Pipski requested additional member(s) to join the Special Committee because “[i]t seemed to me to properly represent the minority, I wanted somebody else’s eyes, another independent on the transaction.” During that meeting, Harvey told Pipski that regardless of Pipski’s recommendation, CONSOL was going to go forward with the Tender Offer. At no time did Pipski know that he could initiate litigation to stop the Tender Offer. Also, according to the Schedule TO, at the April 9, 2010 meeting, Pipski told Harvey the he had decided to retain Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) to represent the Special Committee and Lazard to advise it in connection with the Proposed Transaction. Lazard had solicited the assignment from Skadden.

62. Despite the press of time, the Individual Defendants did not agree to form the Special Committee until April 15, 2010. On that date, the Individual Defendants apparently rejected Pipski’s request for, among other things, additional independent directors who could serve on the Special Committee, and instead formed a one-person committee. The Company’s delay in forming the Special Committee is inexplicable and inexcusable. In the section of the Schedule TO providing its reasons for expressing its view that the Proposed Transaction was fair to the shareholders of CNX Gas, CONSOL touted the fact that “[u]naffiliated stockholders will have sufficient time to make a decision whether or not to tender because the offer will remain open for twenty business days (unless extended by CONSOL) and CONSOL announced that it had entered into the Tender Agreement, which required it to commence the offer if certain conditions were met, on March 21, 2010, significantly in advance of the date the offer was launched.” (Emphasis added). Yet, the Individual Defendants waited for over three weeks to even form the Special Committee.

63. On April 16, 2010, Pipski sent a letter to the CNX Gas board to request that it delegate full authority to the Special Committee in connection with the Proposed Transaction. Pipski stated that he “thought we should have more authority to negotiate a price different than, possibly different than T. Rowe Price.”

64. The Special Committee initially had no authority to negotiate with CONSOL and rejected Pipski’s request that it be given such authority. According to the Schedule TO, “CONSOL remained unwilling to sell its shares of CNX Gas common stock and was unwilling to negotiate the proposed offer price, and that, as a result, the role of the special committee was limited to the evaluation of the tender offer and would not include the consideration of alternative transactions.” (Emphasis added).

65. Things apparently changed only recently. On May 10, 2010, at 1:30 p.m. — the very last day before CNX Gas was required to file its 14D-9 — CONSOL finally delegated to the Special Committee the authority to engage in discussions and negotiations with CONSOL management regarding the terms of the Proposed Transaction. Someone other than Pipski asked Harvey for “permission” to allow the Special Committee to negotiate.

66. The delegation of authority to the Special Committee is meaningless. CONSOL made it clear to the Special Committee that the Proposed Transaction is not conditioned upon its favorable recommendation. Further, in response to an inquiry from the Special Committee, CONSOL informed it that CONSOL was not willing to extend the expiration date of the Tender Offer to permit negotiations to continue. Pipski believed that the failure to extend the deadline constrained his ability to negotiate.

67. According the 14D-9, because of this action, the Special Committee concluded that CONSOL “did not appear to be willing to enter into meaningful negotiations and that to delay the filing of the Schedule 14D-9 in such circumstances would not be in the best interests of the minority shareholders as it would deprive such shareholders of the Special Committee’s analysis of the Offer.” Nonetheless, on May 11, 2010, the Special Committee and its advisors met with CONSOL and its advisors. During the meeting, according to the 14D-9, the Special Committee requested that CONSOL raise its offer to $41.20. The Special Committee met later that day and decided that it would not make a recommendation and “remain neutral.” This neutrality extends to Pipski’s view of Harvey’s conduct. When asked whether he thought that Harvey had treated CNX Gas’ shareholders fairly, Pipski stated: “I’m not sure I have an opinion on that.” On May 11, CONSOL informed the Special Committee that it would not raise the offering price in the Tender Offer.

68. The 14D-9 lists several facts why it chose not to make a recommendation to CNX’s unaffiliated shareholders one way or the other. Specifically, the 14D-9 recites “as potentially negative factors” the following:

A Member of Senior Management May Have Thought the CNX Gas common stock Was Worth More. As described in the Offer to Purchase, a member of the senior management of CONSOL and the Company has indicated that he thought a price of up to $40 per share might be acceptable with CONSOL common stock as the consideration and without any price protection.

Refusal to Negotiate. CONSOL’s offer is not conditioned upon a favorable recommendation by the Special Committee, and, until one day before the deadline for the Special Committee to state its position with respect to the offer, CONSOL did not indicate any willingness to negotiate with respect to the offer.

Refusal to Expand the Number of Independent Directors and Grant the Full Power of the Board of Directors. The Company’s Board of Directors (except Mr. Pipski) refused the request by Mr. Pipski to increase the number of independent directors on the board of directors of the Company and, with respect to responding to the offer and refused to delegate the full power and authority of the Board to the Special Committee.

The Tender Agreement with T. Rowe Price. The Tender Agreement with T. Rowe Price increases the certainty of the offer being successful and, as a result, reduces the likelihood of any increase in the offer price by reducing the negotiation leverage of the “majority of the minority” condition. The Special Committee considered that T. Rowe Price’s interests may not be the same as the other minority shareholders due to the fact that T. Rowe Price beneficially owned 6.51% of the outstanding common stock of CONSOL. In addition, the offer price was determined through relatively short negotiations with T. Rowe Price without the input from any other minority shareholders or the Special Committee.

CONSOL’s Financial Interest. With respect to the offer price, CONSOL’s financial interest in acquiring the shares for a low price is adverse to the financial interest of CNX Gas’s other shareholders in selling their shares for a

No Further Participation. Any CNX Gas shareholder who tenders all its shares of CNX Gas common stock in the offer or has its shares of CNX Gas common stock converted into cash in the merger will cease to participate in the future earnings and growth, if any, of CNX Gas and will not benefit from increases, if any, in CNX Gas’s value, including any increases due to general economic improvement.

Form of Consideration. The cash consideration of the offer may not be tax efficient for some holders of CNX Gas common stock.

Timing of Offer. CONSOL commenced its offer during a period of relatively lower natural gas prices, which are a significant factor in the implied valuation of CNX Gas.

CNX Gas Common Stock Has Traded Higher. CNX Gas common stock has in the past traded at higher levels than the offer price. CNX Gas common stock reached an all time high trading price of $45.51 per share in May 2008 and an all time low trading price of $14.08 per share in October 2008. This trading history suggests that certain CNX Gas shareholders may have acquired their shares of CNX Gas common stock at prices higher than the offer price.

69. Pipski is not sure that $38.25 is the highest price CONSOL is willing to pay. The 14D-9 discloses that the Special Committee thinks that “CONSOL may pay a higher offer price” if CONSOL cannot complete the Tender Offer based on several factors including:

•

The Special Committee believes the Dominion Transaction has increased the strategic importance of the E&P Business to CONSOL and the purchase of all of the outstanding shares of CNX Gas common stock may create significant benefits to CONSOL. In addition, the Special Committee believes that integrating the Company as a wholly-owned subsidiary of CONSOL would facilitate the successful integration of the Dominion Transaction assets and could result in strategic and operational synergies to CONSOL and that holding CNX Gas and the Dominion Transaction assets separately may prevent CONSOL from realizing the full benefits of the Dominion Transaction.

•

As stated by CONSOL in the Offer to Purchase, the CONSOL Board’s belief, informed in part by presentations from their management and financial advisor, that economic, regulatory and environmental factors provide a rationale for re-acquiring the outstanding shares of CNX Gas common stock not owned by CONSOL as part of CONSOL’s strategy of energy asset diversification, lowering CONSOL’s risk profile in the face of expected greenhouse gas and other coal-related legislation and carbon controls, providing a natural strategic hedge with respect to such developments and greater flexibility in the access, allocation and utilization of capital in growing CONSOL’s diversified energy portfolio. (See the section entitled “Purpose of and Reasons for the offer; Plans for CNX Gas After the offer and the Merger; Consideration of Alternatives”).

70. Defendant Pipski’s independence and diligence are at best questionable and certainly not beyond “reproach.” Pipski is a former partner at E & Y, which since 2008, serves as the outside auditor for both CONSOL and the Company. While employed at E & Y, Pipski was the lead tax partner on the CONSOL account. Pipski presumably is subject to the reciprocal indemnification agreement between CONSOL and CNX Gas as specified in the Master Separation Agreement. In addition, Pipski has already received a fee of $150,000 from CNX Gas to serve on the Special Committee as compared to the $50,000 fee he received for serving on the special committee to consider CONSOL’s failed exchange offer and the $228,340 Pipski earned for serving on the CNX Gas board for all of 2008.

71. For that fee, Pipski lacked much personal involvement in the Special Committee’s activities and testified he had no special training regarding natural gas pricing and markets. Remarkably, Pipski did not personally speak with anyone at CONSOL regarding the Tender Offer price. The recommendation to hire Lazard came through Skadden. Pipski was personally unaware of many other critical facts regarding the Proposed Transaction including: (a) T. Rowe Price had taken the position in its “negotiations with CONSOL that it wanted between $42-50 per share; (b) the T. Rowe Price’s negotiations with CONSOL lasted a total of three to four hours; (c) how the Dominion Transaction will change CONSOL’s P & E business over the next few years; and (d) what assumptions CONSOL’s investment banker used to run its discounted cash flow projections or even what financial information CONSOL’s banker reviewed.

72. In addition, Pipski failed to review any of CNX Gas’ financial projections during the course of his work on the Special Committee. Pipski could not express any opinion regarding CNX Gas’s assets in the Marcellus Shale region except to say “[f]rom what I understand and read, there’s gas there. I don’t have a particular opinion. I’m not — I’m not an expert on that.” Finally, Pipski did not explore strategic alternatives for CNX Gas because he lacked the authority to do so.

F.	The Proposed Transaction Is Unfairly Priced

73. In addition to the Tender Offer’s coercive elements, which include an ineffective “majority of the minority” provision, the consideration offered by CONSOL is inadequate. Specifically, recent earnings and results indicate the Company is moving in a positive direction. It does not need an infusion of cash that results in a recapitalization that strips the Company’s stockholders of their stake in the Company absent an auction or other value maximization process.

74. For example, on January 29, 2009, the Company issued a press release announcing its financial results for the fourth quarter and years ended December 31, 2008. The press release was entitled “CNX Gas Reports Record Quarterly Production of 22.2 Bcf, and 76.6 Bfc for the Year 2008; Quarterly Net Income Nearly Doubles to $57.5 Million, and a Record $239.1 Million for the Year 2008.” The press release goes on to tout the Company’s successes in 2008, and makes bold predictions for 2009. Specifically, defendant Harvey, the Company’s Chairman and CEO, commented on the results as follows:

CNX Gas continued to gain production momentum in the fourth quarter. We achieved record production from each coalbed methane development play. In the Marcellus Shale, we achieved a peak daily flow rate of 6.5 MMcf from our first horizontal well. Even more remarkable is that this flow rate was achieved after the well had already produced more than 100 MMcf. In looking ahead to 2009, the future for CNX Gas has never been brighter. Despite challenging economic times, I believe that CNX Gas is poised to substantially outperform its competitors because of our great prospects, minimal debt, low unit cost structure, and industry-leading unit margins. Our 41.9 Bcf of production hedged at $9.74 per Mcf in 2009 enables us to self-fund production growth in 2009. Not many companies have this ability.

75. On April 23, 2009, the Company issued a press release announcing its financial results for the first quarter of 2009. For the quarter, the Company reported net income of $54.9 million, or $0.36 per share, which was a 10% increase over the same quarter in the previous year. The Company also reported a 38% increase in production and raised its production guidance for the year. Defendant Harvey commented on the results as follows:

CNX Gas continued to achieve outstanding results, despite the weak economy and its effect on spot gas pricing. Our production in the first quarter showed significant quarter-over-quarter gains. Net income was very strong, thanks to our robust hedging program and higher production. Most importantly, our employees continued to work without a lost-time accident. We remain excited about our unfolding exploration success in our Marcellus Shale play. Based on the cumulative impact of these results, we are raising our 2009 production guidance from 85 Bcf to 87 Bcf.

76. On July 30, 2009, the Company issued a press release announcing its financial results for the second quarter of 2009, ended June 30, 2009. The Company reported net income of $33 million, or $0.22 per diluted share, and another quarter production record of 22.5 billion cubic feet (Bcf), which was 20% higher than in the same quarter the previous year. The Company went on to increase its production guidance for the second time in as many quarters. Defendant Harvey commented on the results as follows:

CNX Gas continued its operational excellence by safely setting another quarterly production record. With our unfolding Marcellus Shale success, we are raising our 2009 production guidance by another 2 Bcf, to 89 Bcf. Also, our excellent hedge position kept us from experiencing the full financial effect of the collapse in spot gas prices. During this period of low prices, our focus is on reducing costs while leasing more Marcellus acreage in southwestern Pennsylvania. On July 28, we announced the leasing of an additional 40,000 acres with Marcellus Shale potential.

77. On October 22, 2009, the Company issued a press release announcing its financial results for the third quarter of 2009, ended September 30, 2009. The Company reported net income of $35.5 million, or $0.23 per diluted share, and another quarterly production record of 24.8 Bcf that was 26% higher than in the same period one year prior and 10% higher than in the previous quarter. As a result the Company again increased its production guidance for the year. Defendant Harvey commented on the results as follows:

We are pleased to announce that CNX Gas set another quarterly production record, and did it safely. With our increasing Virginia coalbed methane production and our Marcellus Shale success, we are again raising our 2009 production guidance. If you recall, our original 2009 production guidance was 85 Bcf. In July, we raised it to 89 Bcf. And now, we’ve raised it by another 3 Bcf, to 92 Bcf. If achieved, this would represent a 20% increase in production from the 76.6 Bcf we produced in 2008. While our quarterly earnings are lower because of weak spot gas prices, we’ve been successful in lowering unit costs.

CNX Gas is growing production faster than most of the competition, is reporting better earnings than most of the competition, and is continuing to invest in its significant growth prospects, especially in coalbed methane and the Marcellus Shale. I believe that investors will increasingly recognize CNX Gas as a core holding for their energy portfolios.

78. On January 28, 2010 the Company issued a press release detailing its financial results for fourth quarter and year ended December 31, 2010. The Company reported net income of $41.1 million, or $0.27 per diluted share, for the quarter and $164.5 million, or $1.09 per diluted share, for the year. Additionally, the Company reported record production for the quarter (25.1 Bcf of gas) and the year (94.4 Bcf of gas). In addition to having a stellar year, the Company hinted at better things yet to come. Commenting on the Company’s 2009 results and its 2010 prospects defendant Harvey stated as follows:

CNX Gas ended 2009 on a very strong footing. Once again, we set another quarterly production record, and our employees continued working safely, having passed the 4-million hour mark without incurring a lost-time incident. With our increasing Virginia coalbed methane production and our continued Marcellus Shale success, we expect 2010 production of 100 Bcf. To support this goal, we have contracted for a second horizontal rig to begin drilling in the Marcellus Shale on March 1.

CNX Gas increased production by 23% in 2009 while paying down about $15 million of debt. And as we reported earlier this week, we also increased our proved reserves in 2009 by one-half trillion cubic feet (Tcf), or 34%, to 1.9 Tcf. When viewed together with our 2009 return on capital employed of 10.6% on an after-tax basis, there is no doubt that CNX Gas is a premier company in the E&P industry. (Emphasis added)

79. On January 29, 2010, Madison Williams and Company issued an analyst report for CNX. The analyst report set a price target for the Company of $37 per share. The analyst report commented, in relevant part, as follows:

With an impressive balance sheet, low-risk and low-cost CBM assets, and continued focus in the Marcellus [shale well], we believe the company is correctly positioned. We are reaffirming our Accumulate rating and 12-month price target of $37, which is supported by our estimated 2010 NAV of $36.29 and a multiple of 13.4 times our 2010 EBITDA forecast.

80. On March 16, 2010, RBC Capital Markets issued an analyst report for CNX Gas. The analyst report increased CNX Gas’ price target from $34 to $36 per share.

81. On March 21, 2010, The Street.Com issued an analyst report for CNX Gas. The analyst report set a price target for the Company of $35.60 per share and recommended the CNX stock as a buy. At the time of the report, CNX Gas stock was trading at $30.80 per share, and the results of its recently drilled Marcellus shale well were unknown to the public. Nevertheless, the analyst report went on to comment, in relevant part, as follows:

We rate CNX [] a BUY. This is driven by a number of strengths, which we believe should have a greater impact than any weaknesses, and should give investors a better performance opportunity than most stocks we cover. The company’s strengths can be seen in multiple areas, such as its expanding profit margins, largely solid financial position with reasonable debt levels by most measures and increase in stock price during the past year. We feel these strengths outweigh the fact that the company has had sub par growth in net income. (Emphasis added).

82. On March 22, 2010, the day after the Proposed Transaction was announced, CNX issued a press release entitled “CNX Gas Achieves Record Production From Latest Marcellus Shale Well,” in which the Company reveals that it’s most recent well has been producing record results. The press release goes on to state as follows:

PITTSBURGH (March 22, 2010) – CNX Gas Corporation (NYSE: CXG), a leading Appalachian gas producer, announced production results from its latest horizontal well targeting the Marcellus Shale, the GH2BCV well in central Greene County, PA. This well has been producing for 16 days, at an average production rate of 4.9 MMcf per day. The peak daily production rate was 5.7 MMcf, and the current daily production rate is 5.5 MMcf. The well was drilled with a horizontal lateral of 2,035 feet and was hydraulically fractured with a 7-stage frac.

“Our latest horizontal Marcellus Shale well is achieving record company results,” commented J. Brett Harvey, chief executive officer.

The previous highest producing well was the CNX 3 well, which came on line in October 2008. That well had cumulative production of 1 Bcf through February 2010.

CNX Gas’s current daily net Marcellus Shale production is 21 MMcf from 16 horizontal wells. The Company has budgeted $110 million in 2010 for Marcellus Shale drilling out of a total capital budget of $400 million. A second horizontal drilling rig for the Company’s Marcellus Shale program will be arriving in April. CNX Gas has an option to obtain a third rig later in the year. (Emphasis added)

83. In short, CNX Gas’s business has been growing, and will continue to grow, at a record pace even in these turbulent economic times. Moreover, the Company has been increasing production and revenues even at a time of depressed natural gas values. By all accounts the Company is primed for greater growth as the economy works its way out of the current recession and into a more favorable economic environment.

84. The consideration to be paid to plaintiffs and the Class in the Proposed Transaction also is unfair and grossly inadequate because, among other things, the intrinsic value of CNX Gas is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow, profitability, and established markets.

85. Compounding the unfairness of the consideration being offered in the Proposed Transaction is the fact that the interests of the public shareholders of CNX Gas were neither represented nor protected by Pipski. Instead, Pipski has left the Company’s minority shareholders to fend for themselves in dealing with a transaction that lacks basic procedural protections and is based on misleading disclosures. The Special Committee, moreover, essentially conceded that the consideration offered in the Proposed Transaction is not the highest reasonably available, and thus, is unfair. The efforts of Lazard, financial advisor to the Special Committee also left no additional comfort in that regard. Lazard, like Pipski, failed to take all reasonable steps to maximize value and its opinion that the $38.25 per share consideration to shareholders is marred by inconsistencies and questionable judgments that render it essentially unreliable.

86. The fact that the Special Committee believes that there is more money on the table and that CONSOL has not acted in the best interest of CNX Gas shareholders precludes any conclusion that the consideration in the Proposed Transaction is entirely fair. The Special Committee’s mandate originally was to consider and make a recommendation with respect to the Proposed Transaction. Up until one day before it was to file its Schedule TO with the SEC, the Special Committee, in fact, did not have any authority to negotiate a different deal. Then, on May 10, 2010, CONSOL imbued the Special Committee with negotiating authority.

87. After negotiations between the Special Committee and CONSOL failed to result in increased consideration, Pipski refused to make a recommendation with respect to the Proposed Transaction and, has instead stated that he will remain “neutral” with respect to the $38.25 offer price. Pipski, however, is not convinced that CONSOL would not pay more were the Special Committee to have had bargaining power. He stated during his deposition that: “Since I wasn’t able to obtain what my advisors said was, quote, the best offer that they felt was reasonably available, I decided to remain neutral.” According to the 14D-9, Pipski also had serious concerns regarding both the process by which CONSOL determined the Offer Price and its unwillingness to negotiate with the Special Committee.

88. The 14D-9, in fact, plainly reflects Pipski’s belief that several factors suggest that CONSOL may offer a higher price under certain circumstances if the Tender Offer is not completed. Among these reasons is his belief that the Dominion Transaction has increased the strategic importance of the E&P Business to CONSOL and the purchase of all of the outstanding shares of CNX Gas common stock may create significant benefits to CONSOL. In addition, the Special Committee believes that integrating the Company as a wholly-owned subsidiary of

CONSOL would facilitate the successful integration of the Dominion Transaction assets and could result in strategic and operational synergies to CONSOL and that holding CNX Gas and the Dominion Transaction assets separately may prevent CONSOL from realizing the full benefits of the Dominion Transaction.

89. The efforts of Lazard, financial advisor to the Special Committee, provide no comfort to shareholders considering the fairness of the Offer Price. Despite the fact that Pipski has refused to recommend the Proposed Transaction to Company shareholders, and despite the fact that he cannot state with certainty that CONSOL is offering its best price, Lazard has opined that the consideration being offered in the Proposed Transaction is fair to the Company’s shareholders from a financial point of view (the “Lazard Fairness Opinion”). Certain inconsistencies and mistaken judgments made in connection with the analyses underlying the Lazard Fairness Opinion preclude that document, or Lazard’s accompanying presentation (the “Lazard Fairness Presentation”), from being used to establish that the consideration offered in the Proposed Transaction is entirely fair.

90. First, Lazard utilized inconsistent multiples in connection with one of the two Discounted Cash Flow (“DCF”) analyses it performed for the Company. The net effect of using these multiples was to significantly diminish the range of implied values derived from the analysis, thereby making the consideration offered in the Proposed Transaction appear fair when, in reality, it is not.

91. Lazard performed separate DCF analyses on the Company, its proved reserves, and future reserves development. According to the 14D-9, Lazard performed the “Company Model” analysis to calculate the estimated present value of the standalone, unlevered, after-tax free cash flows for the fiscal years ending December 31, 2010 through 2019. The Lazard Fairness Presentation reflects that the range of implied share prices for Company common stock derived by Lazard through this analysis was $28.06 to $37.34. The Fairness Presentation also reflects that in performing this analysis, Lazard selected terminal multiples (based on 2019 estimated EBITDA) that ranged from 4.0x to 6.0x. The selection of these multiples, however, is entirely inconsistent with (and significantly lower than) the 2010 EBITDA multiples that Lazard observed in connection with the Selected Comparable Companies analysis that it performed. The 2010 EBITDA multiples observed for comparable companies for 2010 range from 6.8x to 11.1x, with a median of 7.5x.

92. In connection with its Company Model DCF analysis, therefore, Lazard used terminal multiples that were significantly below the range observed for comparable companies in its Selected Comparable Companies Analysis. This fact is not disclosed to shareholders or is the fact that Lazard selected EBITDA multiples that only range from 4.0x to 6.0x. This inconsistency is unwarranted in light of the performance of comparable companies and the prospects for a pricing turn-around in the natural gas industry, among other reasons.

93. The effect of Lazard applying the decreased EBITDA multiples is to significantly decrease the range of implied values in the DCF Analysis. Were Lazard to use multiples consistent with those observed for its selected comparable companies, the range of implied values implied by its Company Model DCF Analysis skyrockets to approximately $39.59 per share to $76.82 per share. As a result, for purposes of this analysis, the range of implied values is actually significantly above any of those Lazard derived in connection with its Fairness Presentation.

94. The skewed analyses performed by Lazard also negatively affected the minority shareholders’ chances of obtaining fair consideration by infecting the negotiations between the Special Committee and CONSOL. According to the 14D-9, Pipski attempted to negotiate an increase in the Offer Price from $38.25 to $41.20 because the latter price was slightly above the high end of the ranges of value indicated by Lazard’s financial analyses. On information and belief, it is likely that had Lazard’s analyses yielded higher values, Pipski would have requested an even greater increase in the Offer Price. Given the refusal of CONSOL to negotiate in good faith over an increase of the Offer Price, in combination with what would have been a huge disparity between the Offer Price and the highest value observed by Lazard, it is even more certain that Pipski would have recommended against the Proposed Transaction

95. For its part, CONSOL is unable to demonstrate that the Offer Price is entirely fair to the Company’s shareholders. CONSOL, in fact, does not appear to have been concerned with paying the highest price reasonably available to the Company’s minority shareholders for their CNX Gas stock. Notably, the failure to update the financial projections for the Company to account for the benefits and synergies to be realized from the Dominion Transaction further reflects that the CONSOL’s sole purpose is to take the Company private without paying top dollar. The fact that T. Rowe Price agreed to the Offer Price is also of no moment, and means nothing with respect to the fairness of the Offer Price. Both T. Rowe Price and a senior member of CONSOL’s management have asserted that the true value of the Company’s stock price is $40.00 per share, or even more.

96. As alleged herein, the Company was poised for substantial financial growth, and numerous analysts covering the Company have commented positively on the Company’s future prospects subsequent to the finalization of the projections. On top of these bullish forecasts, as alleged above, Harvey was also extremely optimistic about a record-setting well that CNX Gas had just brought on line in the Marcellus Shale.

97. The fact that CONSOL has failed to update its projections for CNX Gas in light of recent developments leaves no doubt that the Offer Price is unfair. Were these recent developments and the prospects for the Dominion Transaction going to affect the prospects for CNX Gas in any sort of neutral or negative way, CONSOL surely would have incorporated these factors into revised projections. Instead, they did not, leaving shareholders with nothing more than the ability to guess at how these developments will increase future cash flows at CNX Gas. This information is critical to shareholders who are going to receive cash for their shares, as “information regarding the financial attractiveness of the deal is important. By not accounting for the information, CONSOL’s projections are irreversibly tainted and inappropriate for use as a basis to suggest the Offer Price is entirely fair.

98. Just like the Special Committee, T. Rowe Price’s “negotiation” concerning the Offer Price fails to afford minority shareholders in the Company any protection. As alleged herein, T. Rowe Price suffers from substantial conflicts that render its interests widely divergent from those of other CNX Gas shareholders. Beyond those divergent interests, however, is the fact that T. Rowe Price has effectively conceded that its “bottom line” valuation for Company’s stock is $40.00 per share. This conclusion is buttressed by the fact that, during the period leading up to the execution of the Tender Agreement, a senior member of the CONSOL management team independently confirmed that valuation.

99. The Schedule TO reflects that representatives of T. Rowe Price and CONSOL met on March 9, 2010. During that meeting, the representatives discussed the possibility of CONSOL taking the Company private. The representatives of T. Rowe Price indicated that they thought a price in the mid-$40 per share range would be acceptable. Nick DeIuliis, the Chief Operating Office of CONSOL (and the Company) stated that he thought a price of up to $40 per share might be acceptable, subject to certain conditions.

100. Subsequently, on March 19, 2010, CONSOL and T. Rowe Price continued their discussions about CONSOL taking the Company private. During that meeting, T. Rowe Price presented Harvey with a document indicating a belief that the common stock of CNX Gas was worth between $42 and $50 per share. After further discussion, T. Rowe Price revealed that its

“bottom line” price was $40 per share. Nonetheless, T. Rowe Price ultimately agreed to the Offer Price after Harvey threatened to leave the meeting. Even after that meeting, the record reflects that Wakeman from T. Rowe Price continued to want a higher price. As such, the Offer Price is not entirely fair to the Company’s minority shareholders.

G.	CONSOL Dominates CNX Gas

101. CONSOL is intent on paying the lowest price to plaintiffs and the Class, whereas it and the Individual Defendants are duty-bound to maximize shareholder value. The Individual Defendants, however, have clear and material conflicts of interest and are acting to better their own interests at the expense of CNX Gas’ public shareholders. Among other things, CONSOL controls the Company and its proxy machinery.

102. Further examples of defendants’ conflicts of interest include the fact that defendants Gupta, Harvey, and Baxter are all current members of CONSOL’s board of directors. Thus, the Board is so conflicted and beholden to CONSOL that no combination of the defendant directors can be considered “independent” and, therefore, independence is but illusory protection to CNX Gas’ public shareholders.

103. Because CONSOL has an 83.3% controlling interest in the Company’s common stock, no third party bid for the Company could possibly succeed, as a practical matter, because the success of any such bid would require the consent and cooperation of CONSOL. Indeed, CONSOL has already related to the Special Committee that it is unwilling to consider the sale of its stake in CNX Gas as part of the process. Thus, defendants will be able to proceed with the Proposed Transaction without an auction or other type of market check to maximize value for the Company’s public shareholders.

104. CONSOL is a majority owner of CNX Gas and is, therefore, well aware of the status of the Company’s development and success. In making its inadequate offer to acquire the remaining stock of CNX Gas, CONSOL has tried to take advantage of the fact that the market price of CNX Gas stock does not fully reflect the progress and future value of the Company.

105. The stock value that CONSOL has offered has been dictated by CONSOL to serve its own interests, and is being crammed down by CONSOL and its representatives on the Company’s Board to force CNX Gas’ minority shareholders to relinquish their CNX Gas shares at an unfair price. Such action constitutes unfair dealing.

106. Because CONSOL is in possession of proprietary corporate information concerning CNX Gas’ financial prospects, the degree of knowledge and economic power between CONSOL and the class members is unequal, making it grossly and inherently unfair for CONSOL to obtain the remaining CNX Gas shares at the unfair and inadequate price that it has proposed.

107. By offering grossly inadequate value for CNX Gas’ shares and threatening or planning to use its coercive means of control to force the consummation of the transaction, CONSOL is violating its duties as a majority shareholder.

108. Any buyout of CNX Gas public shareholders by CONSOL on the terms recently offered will deny class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

109. As a result, the Proposed Transaction lacks any of the fundamental hallmarks of fairness. Approval of the Proposed Transaction is a foregone conclusion because of CONSOL’s 83.3% controlling stake in the Company. Moreover, the Tender Agreement assures CONSOL an additional 6.18% of the Company’s common stock for a total of approximately 89.48%, thus CNX Gas’ minority shareholders will have no voice whatsoever in approving or rejecting the Proposed Transaction, thereby making the Proposed Transaction a fait accompli. Moreover, as explained above, because the minimum condition includes T. Rowe Price’s shares subject to the Tender Agreement, CONSOL needs to acquire only 22% of the outstanding unaffiliated shares to complete the “minority of the minority” requirement.

110. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

111. As a result, defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the shareholders will not receive adequate or fair value for their CNX Gas common stock in the Proposed Transaction.

H.	The Schedule TO Omits Material Information Rendering the Tender Offer Coercive

112. On April 28, 2010, CONSOL filed the Schedule TO with the SEC in connection with the Proposed Transaction, and filed an amended Schedule TO on May 14, 2010.

113. As the Company’s controlling shareholder, CONSOL owes fiduciary duties to the shareholders of CNX Gas, including the fiduciary duty of candor in connection with CONSOL efforts to take the Company private. CONSOL, however, has breached and is breaching its duty of full and fair disclosure rendering the Tender Offer coercive because the Schedule TO fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to vote in favor of the Proposed Transaction.

114. The Schedule TO also discloses that, during the period leading up to the negotiation and execution of the Voting Agreement, representatives of CONSOL and/or its senior management met with certain significant shareholders of the Company, among other things. The Schedule TO is materially misleading, however, in that it fails to disclose who those shareholders were, and the nature of those discussions. The Schedule TO, moreover, fails to disclose whether any of these other large shareholders previously have agreed to tender their shares in the Proposed Transaction, or whether they have entered into any sort of agreement with CONSOL to do so.

115. The Schedule TO also discloses CONSOL Management Projections for CNX Gas, including projections concerning the Company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”). However, these EBIDTA figures do not match up with the EBIDTA figures in the financial analysis presentation materials, dated April 23, 2010, prepared by Stifel, Nicolaus & Company, Incorporated for the board of directors of CONSOL, appended as Exhibit (c)(3) to the Schedule TO. The Schedule TO fails to disclose the reason for this discrepancy. The Schedule TO also fails to explain the basis for Stifel, Nicolaus selecting a terminal multiple range of 3.0x-5.0/x which it applied to the Company’s 2019 EBITDA.

116. Perhaps even more concerning is the Schedule TO fails to disclose why CONSOL did not undertake to update the projections in light of the Company’s improved financial results, its recent success in the Marcellus Shale, and the potential benefits of the Dominion Transaction. This information is material to shareholders being asked to exchange their CNX Gas stock for cash, especially in light of the fact that they will no longer be able to participate in the Company’s future earnings. Without updated and realistic financial projections, shareholders have no true way of knowing what managements’ best guess of future cash flows might be, and thus are being forced to decide whether to tender in the absence of all material information.

117. The Schedule TO also fails to disclose other information necessary to evaluate the fairness of the Proposed Transaction. The fairness of the Proposed Transaction differs when evaluating it on a multiple of earnings basis as opposed to on a crude reserves basis. The

Schedule TO omits material information necessary to determine the basis of this discrepancy. For example, the Schedule TO fails to disclose the applicable “price deck,” namely the price assumption used for calculating the price that estimated probable and possible reserves will be sold at, and whether such assumption is at market standard or not. The Schedule TO also fails to disclose sufficient information concerning cost projections for the Company, including information sufficient to determine whether the services provided by CONSOL are at prevailing market prices.

I.	The 14D-9 Omits Material Information Further Rendering the Tender Offer Coercive

118. On May 11, 2010, the CNX Gas filed the 14D-9 with the SEC in connection with the Proposed Transaction. In making certain disclosures in the 14D-9, the member of the Special Committee breached his duty of full and fair disclosure because the 14D-9 fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares in connection with the Proposed Transaction.

119. The 14D-9 discloses that Lazard performed a DCF Analysis for both the Company and the Company’s proved reserves and future reserves development. With respect to the former, or “Company Model” analysis, performed to calculate the estimated present value of the standalone, unlevered, after-tax free cash flows for the fiscal years ending December 31, 2010 through 2019, the range of implied share prices for Company common stock derived by Lazard was reported to be $28.06 to $37.34. The 14D-9, however, is materially misleading in that it fails to disclose critical information concerning Lazard’s analysis that has the effect of lowering the range of implied values in favor of the Proposed Transaction. Critically, in connection with the Selected Comparable Companies (“SCC”) Analysis that Lazard performed, Lazard observed EBITDA multiples for 2010 that range from 6.8x to 11.1x, with a median of 7.5x. In connection with its DCF Analysis, however, Lazard used terminal multiples that were significantly below range observed for comparable companies in the SCC Analysis. This fact is not disclosed to shareholders or is the fact that Lazard selected EBITDA multiples that only range from 4.0x to 6.0x. The effect of Lazard applying the decreased EBITDA multiples is to significantly decrease the range of implied values in the DCF Analysis. Were Lazard to use multiples consistent with those observed for its selected comparable companies, the range of implied values implied by its Company Model DCF Analysis skyrockets to approximately $39.59 per share to $76.82 per share. The 14D-9 thus is materially misleading in that it fails to disclose the inconsistent manner in which Lazard treated these EBITDA multiples, that the EBITDA terminal multiples Lazard used in its DCF Analysis were lower than those observed for comparable companies, and that the use of these lower multiples had the effect of lowering the implied range of values and thus making the consideration in the Proposed Transaction seem more fair. This information is material to shareholders who are being asked to exchange their interests in the Company’s future revenues in exchange for cash, as many of these shareholders will rely in great part on the conclusions drawn by Lazard, especially with respect to its DCF Analysis. Without this information, shareholders are not presented with a complete portrait of the methods employed by the financial advisor to the director charged with protecting their interests, and are thus inhibited from making the decision tender based on a full and fair presentation of all material information available.

120. The 14D-9 reflects that the financial projections used by Lazard in connection with its analysis of the Proposed Transaction were “substantially completed during the last quarter of 2009 and have not been updated.” The 14D-9 fails, however, to disclose whether the Special Committee or its advisors requested Company management or CONSOL to update those projections in light of positive financial results in the early part of 2010. A reasonable shareholder would find it material to know whether the Special Committee’s advisors even attempted to obtain the most recent (and thus most accurate) management estimates of future cash flows before conducting their analyses, thereby making those analyses more meaningful and relevant in the decision whether to tender in the Proposed Transaction.

121. The 14D-9 discloses that the Company’s Special Committee engaged Lazard to be its financial advisor in connection with the Proposed Transaction. The 14D-9 is materially misleading, however, in that it fails to explain the amount or nature of investment banking or other financial services that Lazard is currently providing or expects to provide to CONSOL. Moreover, the 14D-9 is materially misleading in that it fails, in any fashion, to quantify the anticipated fees and revenues to Lazard for the provision of these services. A reasonable shareholder would find this information material in assessing the ability of Lazard to render an impartial fairness opinion. If Lazard has done, is doing, or expects to do significant amounts of business with CONSOL, its ability to impartially provide a fairness opinion to or advise the Special Committee will be critically compromised. Nonetheless, CONSOL fails to provide a description of its relationship with Lazard.

122. As a result of these materially misleading disclosures and omissions, the Company’s shareholders are left unable to make a fully informed decision concerning whether to tender their shares in the Proposed Transaction.

COUNT I

(Breach of Fiduciary Duty against the Individual Defendants and CONSOL)

123. Plaintiffs repeat and re-allege the preceding allegations as if fully set forth herein.

124. As members of the Company’s board of directors, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of CNX Gas’ net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance CNX Gas’ value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of CNX Gas’ public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of CNX Gas; and (f) disclose all material information in soliciting shareholder approval of the Proposed Transaction.

125. As the Company’s controlling shareholder, CONSOL likewise owes fiduciary duties to the shareholders of CNX Gas.

126. The Individual Defendants and CONSOL have breached their fiduciary duties to plaintiffs and the Class.

127. As alleged herein, defendants have initiated a process to sell CNX Gas that undervalues the Company and vests them with benefits that are not shared equally by CNX Gas’ public shareholders – a clear effort to take advantage of the temporary depression in CNX Gas’ stock price caused by the current economic conditions. In addition, in agreeing to the Proposed Transaction, defendants have capped the price of CNX Gas at a price that does not adequately reflect the Company’s true value. Defendants also failed to sufficiently inform themselves of CNX Gas’ value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any potential alternate acquirer would be faced with engaging in discussions with a management team and board that is committed to the Proposed Transaction.

128. Moreover, defendants have structured a coercive Tender Offer. It does not contain a meaningful “majority of minority” provision. In fact, defendants have failed to exclude T. Rowe Price from the minority even though T. Rowe Price has been involved in negotiating the terms of the Proposed Transaction and owns a large stake in CONSOL.

129. CONSOL also has breached and is breaching its duty of full and fair disclosure because the Schedule TO fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to vote in favor of the Proposed Transaction.

130. As such, unless the Court enjoins the conduct of CONSOL Energy and the Individual Defendants, they will continue to breach their fiduciary duties to plaintiffs and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.

131. Plaintiffs and the members of the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting the Board’s and CONSOL’s

Breaches of Fiduciary Duty against CNX Gas)

132. Plaintiffs repeat and re-allege the preceding allegations as if fully set forth herein.

133. Defendant CNX Gas knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, CNX Gas provided sensitive non-public information concerning CNX Gas’ operations and thus had unfair advantages which enabled it to acquire the Company at an unfair and inadequate price.

134. As a result of this conduct, plaintiffs and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their CNX Gas shares.

135. Plaintiffs and the members of the Class have no adequate remedy at law.

WHEREFORE, plaintiffs pray for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiffs as the Class representatives;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiffs and the Class;

D. Directing defendants to account to plaintiffs and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding plaintiffs the costs of this action, including reasonable allowance for plaintiffs’ attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Dated: May 18, 2010

RIGRODSKY & LONG, P.A.

/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
919 North Market Street, Suite 980
Wilmington, Delaware 19801
(302) 295-5310

- and -

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
Gregory M. Nespole
Scott J. Farrell
Rachel S. Poplock
270 Madison Avenue
New York, NY 10016
(212) 545-4600

Co-Lead Counsel for Plaintiffs

LEVI & KORSINSKY, LLP
30 Broad Street, 15th Floor
New York, New York, 10004

Plaintiffs’ Executive Committee Member

45